SECURIT[illegible] [illegible]SION

08033162

ANN[illegible] [illegible]RT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66561

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/2007** (MM/DD/YY) AND ENDING **09/30/2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INFINIUM SECURITIES INC.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1115 Magnolia Avenue
(No. and street)

Larkspur	**CA**	**94939**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sergei Tchetvertnykh **416-360-1920**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Brookfield Place, 181 Bay Street, Suite 1400	**Toronto**	**Ontario**	**M5J 2V1**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 1 0 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC
Mail Processing
Section

NOV 2 8 2008

Washington, DC
100

Infinium Securities, Inc.

(A wholly owned subsidiary of Infinium Group, Inc.)

(SEC I.D. No. 8-66561)

Financial Statements And Supplemental Schedules For The Year Ended September 30, 2008 And Independent Auditors' Report And Supplemental Report On Internal Control

CONFIDENTIAL DOCUMENT

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and supplemental report on internal control bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

OATH OR AFFIRMATION

I, Sergei Tchetvertnykh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Infinium Securities Inc. for the year ended September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

President
Title

Notary Public

Hugh John McFetridge
A Commissioner, etc.
Province of Ontario
for Commissionaires Great Lakes
Expires March 18, 2011

Infinium Securities, Inc.
(A wholly owned subsidiary of Infinium Group, Inc.)

Table of Contents

This report contains (check all applicable boxes): **Page**

Deloitte & Touche LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Independent Auditors' Report

To the Shareholder
Infinium Securities, Inc.

We have audited the accompanying statement of financial condition of Infinium Securities, Inc. (the "Company") as of September 30, 2008 and the related statements of income, changes in stockholder's equity and statement of changes in financial condition for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infinium Securities, Inc. as of September 30, 2008, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules appearing on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as whole.

Deloitte & Touche LLP

Chartered Accountants
Licensed Public Accountants
November 24, 2008

Infinium Securities, Inc.

(A wholly owned subsidiary of Infinium Group, Inc)

Statement of financial condition

as of September 30, 2008

	2008	2007
	$	$
Assets		
Cash and cash equivalents	**788,081**	157,921
Deposits with clearing broker	**103,640**	102,917
Receivables from clearing broker-dealer	**1,835**	400,512
Securities owned - Treasury Bills, at fair value	**1,043,333**	505,225
Office furniture and equipment, net of accumulated depreciation of $55,092 (2007 - $11,999)	**295,321**	64,643
Prepaid expenses	**20,896**	25,798
Lease deposit	**14,750**	20,642
Due from related parties	**353,076**	179,571
	2,620,932	1,457,229
Liabilities		
Accounts payable	**38,501**	11,529
Accrued compensation	**616,074**	187,730
Accrued expenses - other	**78,699**	22,387
Income taxes payable	**192,765**	265,000
Deferred income taxes	**16,000**	16,000
	942,039	502,646
Subordinated notes payable to Parent	**547,500**	400,000
Interest payable - subordinated notes	**40,390**	142,500
	1,529,929	1,045,146
Stockholders' equity		
Common stock, stated value $1, 1,000 shares authorized, issued and outstanding	**1,000**	1,000
Retained earnings	**1,090,003**	411,083
	1,091,003	412,083
	2,620,932	1,457,229

The accompanying notes are an integral part of these financial statements.

Infinium Securities, Inc.

(A wholly owned subsidiary of Infinium Group, Inc)

Statement of income

year ended September 30, 2008

	2008	2007
	$	$
Revenues		
Market access and other fees received from affiliates	**4,796,310**	1,407,559
Commissions	**-**	37,334
Interest income	**20,937**	122,176
Trading	**47,893**	1,312,061
Investment banking	**-**	160,746
Foreign Exchange (loss) gain	**(28,384)**	56,775
Other	**-**	35,027
	4,836,756	3,131,678
General and administrative expenses		
Employee compensation and benefits	**2,915,462**	1,464,466
Interest expense - subordinated loans	**45,390**	289,167
Occupancy	**133,011**	82,566
Information and technology expense	**85,664**	39,329
Accounting and legal	**111,130**	19,446
Professional fees	**22,422**	12,535
Amortization	**43,091**	9,668
Other operating expenses	**352,167**	277,882
	3,708,337	2,195,059
Net income before income taxes	**1,128,419**	936,619
Income tax expense	**449,499**	281,000
Net income	**678,920**	655,619

The accompanying notes are an integral part of these financial statements.

Infinium Securities, Inc.

(A wholly owned subsidiary of Infinium Group, Inc)

Statement of changes in financial condition

year ended September 30, 2008

	2008	2007
	$	$
Operating activities		
Net income	**678,920**	655,619
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	**43,091**	9,668
Deferred income taxes	**-**	16,000
Decrease (Increase) in operating assets and liabilities		
Decrease (Increase) in deposits with clearing broker	**(723)**	(1,478)
Decrease in receivable from clearing broker-dealer	**398,677**	2,414,592
Increase in securities owned, at fair value	**(538,108)**	(505,225)
Decrease (Increase) in prepaid expenses	**4,902**	(13,930)
Decrease (Increase) in lease deposit	**5,892**	-
Increase (Decrease) in accounts payable	**26,972**	(5,211)
Increase (Decrease) in accrued compensation	**428,344**	150,595
Increase (Decrease)in accrued expenses - other	**56,312**	22,387
Increase (Decrease) in income taxes payable	**(72,235)**	265,000
Increase (Decrease) in interest payable	**(102,110)**	8,253
Increase (Decrease) in due from related parties - advances	**(173,505)**	(179,571)
	756,429	2,836,699
Investing activities		
Purchase of office furniture and equipment	**(273,769)**	(36,249)
	(273,769)	(36,249)
Financing activities		
Drawing of subordinated notes payable to Parent	**547,500**	-
Repayment of subordinated notes payable to Parent	**(400,000)**	(2,750,000)
	147,500	(2,750,000)
Net increase in cash and cash equivalents	**630,160**	50,450
Cash and cash equivalents, beginning of year	**157,921**	107,471
Cash and cash equivalents, end of year	**788,081**	157,921
Supplemental disclosures		
Interest paid	**147,500**	280,914
Income tax paid	**518,004**	-

The accompanying notes are an integral part of these financial statements.

Infinium Securities, Inc.

(A wholly owned subsidiary of Infinium Group, Inc)

Statement of changes in stockholder's equity

year ended September 30, 2008

	Stackholder's capital	Retained earnings	Total
	$	$	$
Balance, September 30, 2007	**1,000**	**411,083**	**412,083**
Net income	-	678,920	678,920
Balance, September 30, 2008	**1,000**	**1,090,003**	**1,091,003**

The accompanying notes are an integral part of these financial statements.

1. Organization

Infinium Securities, Inc. (the "Company") is a registered broker dealer organized under the laws of the state of California in May 2004. Effective November 2004, the Company became registered with the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the securities commissions of certain states. The Company is wholly owned by Infinium Group, Inc. (the "Parent"), formerly known as Infinium Holdings, Inc., a Canadian company. The Company's primary business is investment advisory and investment banking services. A substantial portion of the Company's business during the year ended September 30, 2008 was to provide services to affiliated companies.

2. Summary of significant accounting policies

Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents

The Company considers all cash and money market instruments with an original maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

Property and equipment

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations on the statement of income.

Income taxes

Income taxes are accounted for by the asset and liability approach in accordance with Statement of Financial Accounting Standards ("SFAS") No.109, Accounting for Income Taxes. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to depreciation and a net operating loss carryforwards.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates include amounts recorded for financial instruments, receivables from clearing broker-dealer, accrued expenses, contingent liabilities and depreciation. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned – Treasury Bills

The investments in Treasury Bills are designated as held for trading and are recorded at fair market value. The resulting difference between cost and market value (or fair value) is included in trading income.

Future changes in accounting policies

In July 2006, the FASB issued Financial Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company as of October 1, 2008.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value and enhances disclosure requirements for fair value measurements. Under this standard fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 is effective for fiscal years beginning on or after November 15, 2007 and will be implemented by the Company on October 1, 2008.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets & Financial Liabilities". SFAS No. 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. SFAS No. 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to new basis of accounting for that instrument. SFAS No. 159 is effective for fiscal years beginning on or after November 15, 2007 and will be implemented by the Company on October 1, 2008.

Management estimates that the adoption of these new standards will not have a material impact on the Company's financial statements.

3. Net capital

The Company, as a registered broker dealer is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2008, the Company had net capital of $1,521,779 (2007 - $378,583), which was $1,421,779 (2007 - $278,583) in excess of its required net capital of $100,000.

4. Related parties

All of the Company's market access fee and other fees revenue earned during the fiscal year ended September 30, 2008 were for services provided to affiliated companies.

In the normal course of business, the Company executes trades on the Toronto Stock Exchange through its Parent's order routing system.

Under an expense sharing arrangement, the Parent and another subsidiary located in Canada may provide the Company with certain employees, office premises, furnishings, office equipment and other office expense support in exchange for management fees determined pursuant to a ratio based on personal time allocations. No management fees were paid or payable for the year ended September 30, 2008 pursuant to the expense sharing arrangement.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

5. Subordinated note payable to related party

The Company has entered into Subordinated Loan Agreements ("Agreements") with its Parent. The Agreements were approved by the Financial Industry Regulatory Authority, Inc. (FINRA).

Under subordinated loans, the funds loaned can be used without restriction by the Company, and the lender's claim against the Company is subordinate to all other parties.

The outstanding subordinated loans at September 30, 2008 exclusive of accrued interest are the following:

	2008	2007
	$	$
8% note due November 2010	**547,500**	-
15% note due November 2008	-	200,000
15% note due November 2007	-	200,000
	547,500	400,000

6. Leases

Effective March 1, 2008, the Company leases office premises under an operating lease which expires February 28, 2013. Future minimum lease commitments under the office premises lease at September 30, 2008 are approximately $695,000 (2007 - $41,000).

Rent expense for the year ended September 30, 2008 was approximately $133,000 (2007 - $83,000).

Minimum lease commitments for successive years approximate:

	$
2009	157,000
2010	157,000
2011	157,000
2012	158,000
2013	66,000
	695,000

7. Financial Instruments with Off-Balance Sheet Risk

As a general securities broker-dealer, the Company is engaged primarily in buying and selling securities predominantly with institutional investors. The Company's transactions are executed with institutional investors including other brokers and dealers and other financial institutions. The Company introduces these transactions for clearance on a fully-disclosed basis.

During the normal course of business the Company may sell securities which it has not yet purchased, which represent obligations of the Company to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines.

8. Income taxes

The provision for income taxes is summarized as follows:

	2008	2007
	$	$
Current income taxes	**449,499**	265,000
Deferred income taxes	-	16,000
Income tax expense	**449,499**	281,000

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The difference at September 30, 2008 is related to depreciation and amortization.

The Company utilized net operating loss carryforwards from prior years of approximately $ Nil in 2008 (2007 - $246,000) which reduced income tax expense for 2008 by approximately $ Nil (2007 - $98,000).

9. Comparative figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

Infinium Securities, Inc.

(A wholly owned subsidiary of Infinium Group, Inc)

Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

as of September 30, 2008

	Schedule I
	$
Net capital	
Total stockholder's equity	1,091,003
Add:	
Subordinated notes payable to parent	547,500
Accrued interest on subordinated notes	40,390
Discretionary bonuses accrued	540,000
	2,218,893
Less:	
Office furniture and equipment	295,321
Prepaid expenses	20,896
Lease deposit	14,750
Petty cash	2
Due from foreign broker-dealer	7,852
Due from related parties	353,076
	691,897
Net capital before haircut	1,526,996
Less:	
Haircuts	(5,217)
Net capital	1,521,779
Less required net capital	100,000
Excess net capital	1,421,779
Aggregate indebtedness	395,413
Net capital based on aggregate indebtedness	1,026,367
Ratio of aggregate indebtedness to net capital	0.26:1.0

Infinium Securities, Inc.

(A wholly owned subsidiary of Infinium Group, Inc)

Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission as of September 30, 2008

Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as of September 30, 2008

Schedule III

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Statement of changes in liabilities subordinated to claims and general creditors for the year ended September 30, 2008

Schedule IV

	$
Balance, beginning of year	**400,000**
Additional proceeds	**547,500**
Repayments	**(400,000)**
Balance at end of year	**547,500**

Supplemental Information

Deloitte.

Deloitte & Touche LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Independent Auditors' Report on Internal Accounting Control required by Rule 17a-5

To the Shareholder
Infinium Securities, Inc.

In planning and performing our audit of the financial statements of Infinium Securities, Inc. (the "Company"), as of and for the year ended September 30, 2008 (on which we issued our report dated November 24, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by Infinium Securities, Inc., including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Chartered Accountants
Licensed Public Accountants
Toronto, Canada
November 24, 2008

END